[Letterhead of Luse Gorman Pomerenk & Schick]

(202) 274-2007	nquint@luselaw.com
June 11, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Northfield Bancorp, Inc.
Registration Statement on Form S-1
Ladies and Gentlemen:
      Pursuant to Rule 101 of Regulation S-T and on behalf of Northfield Bancorp, Inc. (in organization) (the “Registrant”), we are transmitting by EDGAR under the Securities Act of 1933 (the “Securities Act”) the Registrant’s Registration Statement on Form S-1, including exhibits (the “Registration Statement”). The registration fee of $6,878 has been calculated in accordance with Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, and was transmitted to the Securities and Exchange Commission by wire transfer in accordance with Rule 13 of Regulation S-T.
      The Registration Statement relates to the issuance by the Registrant of its shares of common stock, par value $0.01 per share, in connection with a “minority stock offering.” The Registrant will be the mid-tier stock holding company for Northfield Bank, currently a New York-chartered savings bank. Northfield Bancorp, MHC will be the majority owner of the Registrant following the stock issuance, which is subject to approval by the Office of Thrift Supervision.

Securities and Exchange Commission
June 11, 2007

      If you have any questions or comments, please contact the undersigned at (202) 274-2007 or Eric Luse at (202) 274-2002.

Very truly yours,

/s/ Ned Quint

Ned Quint

Enclosures
cc:	John W. Alexander, Chairman, President and
Chief Executive Officer
Eric Luse, Esq.